UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Four Q Technologies Inc.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Minnesota

   Date of organization
   September 17, 2018

Physical address of issuer
10203 Arcola Lane N., Stillwater, MN 55082

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,670,970.18	$727,470.22
Cash & Cash Equivalents	$497,078.90	$215,520.00
Accounts Receivable	$568,763.66	$317,415.55
Short-term Debt	$1,527,044.67	$1,085,334.84
Long-term Debt	$1,519,133.46	-$357,864.62
Revenues/Sales	$14,425,815.77	$8,521,912.81
Cost of Goods Sold	$1,769.38	$5,567.94
Taxes Paid	$0.00	$0.00
Net Income	$217,834.92	-$316,139.52


April 16, 2025

FORM C-AR

Four Q Technologies Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Four Q Technologies Inc. , a Minnesota Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at ShiftPosts.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 16, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Four Q Technologies Inc. (the "Company") is a Minnesota Corporation, formed on September 17, 2018. The Company is currently also conducting business under the name of ShiftPosts.

The Company is located at 10203 Arcola Lane N., Stillwater, MN 55082.

The Company's website is ShiftPosts.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

ShiftPosts by FourQ Technologies, Inc. (a Delaware C-Corporation) is a software-as-a-service company aimed at the healthcare industry that helps pharmacies and most any healthcare providers enable real-time, end-to-end workforce management through its platform, ShiftPosts.

RISK FACTORS

Risks Related to the Company's Business and Industry

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Series B Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these Series B Preferred Stock in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Series B Preferred Stock you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock or any other security, institutional or other investors could negotiate terms that may be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights

The Series B Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series B Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early-stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.
It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services to an alternate methodology or return to traditional spreadsheets and messaging practices. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business.

The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive.

It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company is subject to rapid technological change and dependence on new product development.

Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions.

Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

Evolving government regulations may require increased costs or adversely affect the Company's results of operations.

In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change its practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing security measures and expending additional 9 resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the products or services from being offered to Clients and Members, which could have a material adverse effect on the business, financial condition and results of operations.

The Company does not currently hold any intellectual property, and they may not be able to obtain such intellectual property.

Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

Fluctuations in foreign currency exchange rates affect financial results in U.S. dollar terms.
A portion of the Company's revenues come from international operations. Revenues generated and expenses incurred by international subsidiaries are often denominated in local currencies. As a result, consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates as the financial results of the Company's international subsidiaries are translated from local currencies into U.S. dollars. The Company's financial results are subject to changes in exchange rates that impact the settlement of transactions in non-local currencies.

The Company's international operations could be affected by a variety of parameters.
These include currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to its products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could adversely affect its business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates.

The Company's expenses will significantly increase as they seek to execute their current business model.
Although the Company estimates that it has enough runway for the next year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth.
If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not filed a Form D for its offering of securities.
The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company is overdue on its tax filings.
As of October 31, 2020, the Company has not yet filed its tax return for 2019. This could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the 10 Company with costly penalties and interest charges if the Company has filed its tax return late or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition. The estimated deferred tax assets of the Company at December 31, 2019, is shown in the Reviewed Financials in Exhibit B.

The Company has participated in Related Party Transactions.
During the years ended December 31, 2019, and 2018, two shareholders of the Company advanced funds for operations. These advances are non-interest bearing. On December 31, 2019, and 2018, the amount of advances outstanding is $943 and $279, respectively, and are recorded under 'Advances – related party' on the consolidated balance sheets in Exhibit

B. The Company issued two convertible notes to shareholders of the Company for Company expenses paid personally by shareholders. These convertible notes have the terms as noted in Note 6 in Exhibit B for convertible debt with outstanding balances amounting to $200,000 and $131,598 as of December 31, 2019, and 2018, respectively.

The Company has not prepared any audited financial statements.
Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials.
The accompanying consolidated financial statements in Exhibit B have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of approximately $866,701 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets.
The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

You may have limited rights.

The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

Intellectual property and Trade Secrets

The company does not currently hold any IP as it relates to its platform. It does however operate on industry expertise and trade secrets which are difficult if impossible to patent or otherwise defend legally. It always possible that some entity may try and duplicate the workflow, the platform looks and feel and try to copy profiles. To date we have defended and won issues with competitors posting to our platform and then attempting to hire persons directly. To our benefit the work around removes all the guarantees that the platform provides and dissuades our worker side from agreeing to those work arounds and encourages them to report them to us. This is highly competitive arena where anyone may decide to try and enter the market at any time because they have access to either a Database of Healthcare workers or access to software developers.

The Company may undergo a future change that could affect your investment.

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Intellectual Property and Proprietary Protection

Our success will be dependent in part upon our proprietary business methods and technology. We cannot be sure that the measures that we undertake will be adequate to protect our proprietary business methods and technology, or that they would preclude competitors from independently developing services and methods with functionality or features similar to ours. We cannot be sure that the precautions we take will prevent misappropriation or infringement of our intellectual property. It is possible that litigation will be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others.

Litigation could result in substantial costs and diversion of our resources.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company's cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

ShiftPosts by FourQ Technologies, Inc. (a Delaware C-Corporation) is a software-as-a-service company aimed at the healthcare industry that helps pharmacies and most any healthcare providers enable real-time, end-to-end workforce management through its platform, ShiftPosts.

Business Plan

ShiftPosts by FourQ Technologies, Inc. (a Delaware C-Corporation) is a software-as-a-service company aimed at the healthcare industry that helps pharmacies and most any healthcare providers enable real-time, end-to-end workforce management through its platform, ShiftPosts.

Any episode of Grey's Anatomy demonstrates the complexity of giving good patient care. The coordinator of a healthcare facility needs the right person with the right skills in the right place at the right time. ShiftPosts' workforce management platform aims to make this simpler than ordering an Uber. On the Shiftposts platform planning and scheduling are intuitive, the tools in use today are not. ShiftPosts changes that. Today, schedulers employ multiple inadequate tools like timecard apps, custom spreadsheets, accounting platforms, and simple job posting platforms like "When I work". Most start with custom-developed spreadsheet forms. From that form, someone must transfer that data into accounting platforms which extract schedule data for analysis. Because labor is typically 50% of overhead and overtime needs controlling, the scheduling function becomes the main resource for tracking. Scheduling is not just time clocks and payroll. Healthcare has hardline rules on whether the person scheduled has a verified record of their credentials, history of infractions, geographic licenses, and identity on- premise. Think of schedules as information hubs that circulate information based on compliance requirements to payroll and accounting, HR departments, department heads, and anyone with a situational demand. ShiftPosts takes a holistic view of scheduling and provides a framework that contains verifiable proof-of-work history, credentials, skills, and infractions – available in real-time and can be accessed by anyone who needs people and their information instantly. We believe when you post shifts using ShiftPosts, scheduling goes from days to minutes, eliminating a huge administrative burden on healthcare operations.

With ShiftPosts, all schedules, gaps, and talent needs are viewed from one screen. The deep knowledge required to pair talent with locations is captured in one view, allowing coordinators to point & click people into place. It's like baseball; managers oversee a pool of talent that includes signed players and free agents. Every player knows the position at which they excel and where they can pinch hit, but given the needs of the team, they may be playing a different position or for a different team tomorrow. When you manage permanent, part-time, and occasional workforce from one view, scheduling is simplified. Publishing a schedule and accepting changes can be done without hesitation because you can always see who is available, on vacation, missing qualifications, on the overtime threshold, etc. In fact, you can inventory skills and determine what talent you have versus what's needed.

DIRECTORS, OFFICERS AND EMPLOYEES
Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Elizabeth Cooper

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman of the Board, Chief Executive Officer Dates of Service: January 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

FourQ Technologies- Chairman of the Board, Chief Executive Officer, Dates of Service: January 2018 - Present, Responsible for leading FourQ Technologies strategy and mission as well all aspects of corporate development

Name

Dave McLean

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, Board Member Dates of Service: January 2018 - Present Dave acted as Co-CEO from 2018 to 2019.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

FourQ Technologies - Co-Founder, Board Member, Dates of Service: January 2018 - Present, Responsibilities: Responsible for advisory on operations as needed Dave McLean currently services 3-5 hours per week in their role with the Issuer.

Name

Patrick Fry

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member, Dates of Service: January 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

FourQ Technologies-Board Member, Dates of Service: January 2018 - Present, Responsible for leading FourQ Technologies business and corporate development and other advising.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Elizabeth Cooper

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman of the Board, Chief Executive Officer Dates of Service: January 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

FourQ Technologies- Chairman of the Board, Chief Executive Officer, Dates of Service: January 2018 - Present, Responsible for leading FourQ Technologies strategy and mission as well all aspects of corporate development

Name

Dave McLean

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, Board Member Dates of Service: January 2018 - Present Dave acted as Co-CEO from 2018 to 2019.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

FourQ Technologies- Co-Founder, Board Member, Dates of Service: January 2018 - Present, Responsibilities: Responsible for advisory on operations as needed Dave McLean currently services 3-5 hours per week in their role with the Issuer.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Minnesota law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

The company has no convertible debt. All notes converted to shares on December 31st 2023.

Ownership

There are currently no beneficial owners of 20% percent or more of the Company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Our most recent financing was conducted in 2024. Following that Offering, we do not intend to raise capital again until certain pending partnerships can be made public at a future date. We are currently focusing on market partnerships rather than generating profits. We are not certain when or if we will generate profits in the future and intend to devote our resources to building topline revenue and broader market reach.

The Company intends to maintain our cash flow/break even status which has been the status since early 2023. The company continues to improve operations through automation and technical development. We have expanded our reach into the US market through partnerships which is far less expensive than direct marketing, lastly, we have cut expenses when needed to address any urgent issues with the platform and can easily revive those resources when/as needed.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Securities

Related Person/Entity	Dave McLean
Relationship to the Company	Director
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	The terms are defined in the convertible note as listed in the debt ledger. His investment converts with 10% interest from date of inception and at approximately 2.11 per share

Related Person/Entity	Director
Relationship to the Company	
Total amount of money involved	$0.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	

Description of the transaction

The terms are defined in the convertible note as listed in the debt ledger. His investment converts with 10% interest from date of inception and at approximately 2.11 per share. The notes mature on 12.31.2023

/s/Elizabeth Cooper Conflicts of Interest

(Signature)

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

(Name)

Elizabeth Cooper

CEO, Chairman of the Board, Principal Accounting Officer

Dave McLean	**(Title)**

Relationship to the Company	Director
Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated. ***Instructions.*** 1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. 2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001. EXHIBITS Exhibit A Financial Statements **EXHIBITS** Exhibit A Financial Statements **Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild,**	

parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Securities

Related Person/Entity	
Total amount of money involved	
Benefits or compensation received by Company Benefits or compensation received by related person	
Description of the transaction	The terms are defined in the convertible note as listed in the debt ledger. His investment converts with 10% interest from date of inception and at approximately 2.11 per share

Related Person/EntityDirector Relationship to the CompanyTotal amount of money involved$0.00Benefits or compensation received by related personBenefits or compensation received by CompanyDescription of the transactionThe terms are defined in the convertible note as listed in the debt ledger. His investment converts with 10% interest from date of inception and at approximately 2.11 per share. The notes mature on 12.31.2023

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

Other Information

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Elizabeth Cooper (Signature)Elizabeth Cooper (Name)CEO, Chairman of the Board, Principal Accounting Officer (Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

ShiftPosts

FourQ US

Income Statement

From Jan 2024 to Dec 2024

Financial Row	Amount
Ordinary Income/Expense	
Income	
411000 - Sales	$595.00
414000 - Billable Expense Income	$2,336.54
Total - Income	$2,931.54
Gross Profit	$2,931.54
Expense	
610000 - Bank Service Charges	$3,965.48
611000 - Finance & Interest Charges	$0.32
612000 - Billable Merchant Fees	$85.67
641000 - Computer Supplies & Software	$23,494.96
641100 - Software Development	$111,621.00
642000 - Office Supplies	$1,276.92
643000 - Shipping & Postage	$242.45
651140 - Travel Cost - Hotel & Accommodations	$423.60
652055 - Contractor: Executives	$445,650.00
661000 - Professional Fees: Accounting & Bookkeeping	$63,066.06
661500 - Other Professional Fees	$575.00
662000 - Professional Fees: Legal	$19,645.45
663000 - Outside Consultants	$39,720.00
664000 - Marketing/Advertising & Promotions	$218,181.52
664100 - Marketing - Specialty	$24,850.00
665000 - Graphic Design	$4,590.00
669000 - Professional & Subscription Membership	$10,269.85
698000 - Miscellaneous Expense	$211.90
Total - Expense	$967,870.18
Net Ordinary Income	($964,938.64)
Other Income and Expenses	
Other Income	
903000 - Other Income	$88,659.31
Total - Other Income	$88,659.31
Net Other Income	$88,659.31
Net Income	($876,279.33)

Balance Sheet
End of FY 2024

Financial Row	Amount
ASSETS	
Current Assets	
Bank	
101100 - Bank - Choice FourQ US (x706)	$38,545.46
101200 - Stripe USD FourQ	$2,845.87
Total Bank	$41,391.33
Accounts Receivable	
149000 - Other Receivable	$6,500.00
Total Accounts Receivable	$6,500.00
Other Current Asset	
109000 - Intangibles, net	$179,720.50
Total Other Current Asset	$179,720.50
Total Current Assets	$227,611.83
Fixed Assets	
153000 - Computer Hardware	$7,546.25
Total Fixed Assets	$7,546.25
Other Assets	
140950 - Intercompany Loan Receivable	$1,409,425.08
Total Other Assets	$1,409,425.08
Total ASSETS	$1,644,583.16
Liabilities & Equity	
Current Liabilities	
Accounts Payable	
201000 - Accounts Payable	$653,163.90
Total Accounts Payable	$653,163.90
Other Current Liability	
205070 - Intercompany Payable	($5,000.00)
208025 - Accrued Expenses	$40,000.00
Total Other Current Liability	$35,000.00
Total Current Liabilities	$688,163.90
Equity	
300100 - Common Stock	$6,500.00
300200 - Preferred Stock	$6,149.00
300300 - Preferred Stock Series B	$4,568,777.23
320000 - APIC	$3,254,821.00
Retained Earnings	($6,003,548.64)
Net Income	($876,279.33)
Total Equity	$956,419.26
Total Liabilities & Equity	$1,644,583.16

ShiftPosts
FourQ US
Cash Flow Statement
From Jan 2024 to Dec 2024

Financial Row	Amount
Operating Activities	
Net Income	($876,279.33)
Adjustments to Net Income	
Accounts Receivable	$215,305.72
Accounts Payable	($28,211.75)
Other Current Liabilities	($563,855.47)
Total Adjustments to Net Income	($376,761.50)
Total Operating Activities	($1,253,040.83)
Investing Activities	
Fixed Asset	($2,107.17)
Other Asset	($1,409,425.08)
Total Investing Activities	($1,411,532.25)
Financing Activities	
Other Equity	$2,705,000.00
Total Financing Activities	$2,705,000.00
Net Change in Cash for Period	$40,426.92
Cash at Beginning of Period	$964.41
Cash at End of Period	$41,391.33


ShiftPosts
FourQ US (Consolidated)
Income Statement
From Jan 2023 to Dec 2023


Financial Row	Amount
Ordinary Income/Expense	
Income	
411000 - Sales	$847,572.77
411030 - Full-Time/Part-Time Placement Fees	$4,230.34
414000 - Billable Expense Income	$7,956,614.38
415000 - Uncategorized Income	$292.60
427000 - Refunds-Allowances	$568.02
Total - Income	$8,809,278.11
Cost Of Sales	
501000 - Cost of Goods Sold	$5,755.34
Total - Cost Of Sales	$5,755.34
Gross Profit	$8,803,522.77
Expense	
610000 - Bank Service Charges	$6,946.94
611000 - Finance & Interest Charges	$2,018.96
612000 - Billable Merchant Fees	$201,420.40
640100 - Crowd Funding Fee	$2,317.18
641000 - Computer Supplies & Software	($50,375.14)
641100 - Software Development	$450,266.95
642000 - Office Supplies	$1,696.61
643000 - Shipping & Postage	$50.93
644000 - Web Hosting Fees	$10,351.10
651000 - Billable Pharmacy Professional Fees (ShiftPosts CA)	$7,434,455.08
651100 - Billable Pharmacy Professional Fees (COD)	$34,312.31
651110 - Travel Cost - Auto & Car Rental	$329,792.31
652055 - Contractor: Executives	$379,300.00
661000 - Professional Fees: Accounting & Bookkeeping	$180,091.52
661500 - Other Professional Fees	$28,315.62
662000 - Professional Fees: Legal	$61,510.36
663000 - Outside Consultants	$500.00
664000 - Marketing/Advertising & Promotions	$164,753.28
665000 - Graphic Design	$6,050.00
669000 - Professional & Subscription Membership	$18,470.20
677000 - Rent & Lease	$3,999.01
682000 - Salaries, Wages & Benefits	$63,453.30
692030 - Telephone & Conferencing	$684.50
698000 - Miscellaneous Expense	$1,156.64
Total - Expense	$9,331,538.04
Net Ordinary Income	($528,015.27)
Other Income and Expenses	
Other Income	
902000 - Interest earned	$97.11
903000 - Other Income	$227,059.00
Total - Other Income	$227,156.11
Other Expense	
689100 - Unrealized Gain/Loss	$58.83
Total - Other Expense	$58.83
Net Other Income	$227,097.28
Net Income	($300,917.99)


ShiftPosts
FourQ US (Consolidated)
Balance Sheet
End of Dec 2023


Financial Row	Amount
ASSETS	
Current Assets	
Bank	
101100 - Bank - Choice FourQ US (x706)	$964.41
102100 - Bank - RBC ShiftPosts Checking (x374)	$1,837.19
102200 - Bank - BMO ShiftPosts Checking (x686)	$28,267.79
102300 - Bank - BMO ShiftPosts Checking Contractor (x013)	$430.67
102400 - Bank - Stripe	$209,352.10
102500 - Bank - BMO ShiftPosts Savings (x282)	$0.07
104100 - Bank - BMO COD Checking (x005)	$1,692.34
104200 - Bank - BMO COD Savings (x290)	$74.63
104300 - Bank - BMO COD Checking (x694)	$578.00
104900 - Cash Clearing	($634.24)
104950 - Petty Cash	$75.44
Total Bank	$242,638.40
Accounts Receivable	
140000 - Accounts Receivable	$283,511.09
140900 - Intercompany Receivable	$324,854.73
149000 - Other Receivable	$6,500.00
Total Accounts Receivable	$614,865.83
Other Current Asset	
109000 - Intangibles, net	$179,720.50
SY009 - GST/HST on Purchases	$5,343.97
Total Other Current Asset	$185,064.47
Total Current Assets	$1,042,568.70
Fixed Assets	
153000 - Computer Hardware	$7,505.51
153500 - Accu Depreciation - Computer Hardware	($1,929.91)
Total Fixed Assets	$5,575.60
Total ASSETS	$1,048,144.30
Liabilities & Equity	
Current Liabilities	
Accounts Payable	
201000 - Accounts Payable	$716,431.37
201010 - Accounts Payable- Pass Through	$349,992.15
Total Accounts Payable	$1,066,423.53
Other Current Liability	
202100 - Accrued Liabilities	$1,508.85
205070 - Intercompany Payable	$414,537.03
205110 - RBC CEBA Visa Credit Line (x341)	$22,632.80
206000 - Accrued Professional Pharmacists Costs	($4,699.13)
208025 - Accrued Expenses	$68,431.46
209000 - Other Current Liabilities	$11,377.54
SY010 - GST/HST Payable	$172,146.80
Total Other Current Liability	$685,935.35
Total Current Liabilities	$1,752,358.87
Equity	
300100 - Common Stock	$22,245.90
300200 - Preferred Stock	$6,149.00
300300 - Preferred Stock Series B	$4,587,704.55
320000 - APIC	$554,821.00
Retained Earnings	($5,993,941.80)
Net Income	($300,917.99)
Cumulative Translation Adjustment	$419,724.77

Financial Row	Amount
Total Equity	($704,214.58)
Total Liabilities & Equity	$1,048,144.30

ShiftPosts
FourQ US (Consolidated)
Cash Flow Statement
From Jan 2023 to Dec 2023

Financial Row	Amount
Operating Activities	
Net Income	($300,917.99)
Adjustments to Net Income	
Accounts Receivable	($111,516.16)
Other Current Asset	$17,037.51
Accounts Payable	$193,262.71
Sales Tax Payable	$73,040.59
Other Current Liabilities	($4,549,267.17)
Total Adjustments to Net Income	($4,377,442.52)
Total Operating Activities	($4,678,360.52)
Investing Activities	
Other Asset	$35,000.00
Total Investing Activities	$35,000.00
Financing Activities	
Other Equity	$4,577,845.96
Total Financing Activities	$4,577,845.96
Net Change in Cash for Period	($65,514.55)
Cash at Beginning of Period	$527,012.96
Effect of Exchange Rate on Cash	($218,860.01)
Cash at End of Period	$242,638.40